5/13

04030074

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Grupo Carso

*CURRENT ADDRESS

PROCESSED
MAY 14 2004
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 3175 FISCAL YEAR 12-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) [ ]
AR/S (ANNUAL REPORT) [✓]
12G32BR (REINSTATEMENT) [ ]
SUPPL (OTHER) [ ]
DEF 14A (PROXY) [ ]

OICF/BY: dlw
DAT : 5/13/04

RECEIVED

2004 MAY 13 A 9:51

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

82-3175

GRUPO CARSO, S. A. DE C. V. AND SUBSIDIARIES

AUDITED CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2003 AND 2002

AR/S
12-31-03

GRUPO CARSO, S. A. DE C. V. AND SUBSIDIARIES

AUDITED CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2003 AND 2002

INDEX

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers, S.C.
Mariano Escobedo 573
Col. Rincón del Bosque
11580 México, D.F.
Teléfono 5 263 6000
Fax 5 263 6010

REPORT OF INDEPENDENT ACCOUNTANTS

Mexico City, March 1, 2004

To the Stockholders of
Grupo Carso, S. A. de C. V. and subsidiaries

We have examined the consolidated balance sheet of Grupo Carso, S. A. de C. V. and subsidiaries (Grupo Carso) at December 31, 2003 and 2002, and the consolidated related statements of income, of changes in stockholders' equity and of changes in financial position for the years then ended. These financial statements are the responsibility of the Group's Management. Our responsibility is to express an opinion on those financial statements based on our audits. The financial statements of some subsidiaries whose assets represent 28% and 37%, and income 30% and 37% of the consolidated totals at December 31, 2003 and 2002, respectively, were examined by other public accountants, and our opinion on the amounts included for the subsidiaries is based exclusively on the opinion issued by said public accountants.

We conducted our audits in accordance with auditing standards generally accepted in Mexico, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and that they were prepared in accordance with generally accepted accounting principles. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures contained in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PRICEWATERHOUSECOOPERS

In our opinion, based on our examination and on the opinion of other public accountants referred to in the first paragraph above, the aforementioned consolidated financial statements present fairly, in all material respects, the financial position of Grupo Carso, S. A. de C. V. and subsidiaries at December 31, 2003 and 2002, and the results of their operations, and the changes in their stockholders' equity and in their financial position for the years then ended, in conformity with accounting principles generally accepted in Mexico.

PricewaterhouseCoopers

C. P. Alfredo M. Bolio y Lope
Audit Partner

GRUPO CARSO, S. A. DE C. V. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

Figures stated in thousands of pesos of December 31, 2003 purchasing power

Assets	December 31, 2003	December 31, 2002
CURRENT ASSETS:		
Cash and temporary investments	Ps 2,154,036	Ps 2,521,425
Accounts receivable - Net (Note 4)	10,349,561	8,918,986
Inventories - Net (Note 6)	10,782,039	10,006,195
Advance payments	161,693	97,715
Total current assets	23,447,329	21,544,321
Long-term accounts receivable	10,605	62,274
Investment in shares of associated companies	2,572,233	2,458,824
PROPERTY, MACHINERY AND EQUIPMENT:		
Buildings and leasehold improvements	19,479,168	19,358,708
Machinery and equipment	35,873,423	35,347,388
Transportation equipment	1,068,903	1,053,885
Furniture and equipment	2,247,604	2,193,982
Computer equipment	1,647,115	1,396,143
	60,316,213	59,350,106
Accumulated depreciation	(33,117,167)	(31,111,498)
	27,199,046	28,238,608
Land	7,330,023	7,713,231
Construction in process	1,171,209	964,226
	35,700,278	36,916,065
OTHER ASSETS - Net	4,216,600	4,391,760
Total assets	Ps65,947,045	Ps65,373,244

Liabilities and Stockholders' Equity	December 31, 2003	December 31, 2002
CURRENT LIABILITIES:		
Short-term bank loans and current portion of long-term debt (Note 7)	Ps 7,072,665	Ps 7,985,216
Suppliers	4,407,911	4,442,282
Accounts payable and other accrued expenses	2,671,308	2,479,273
Tax on processed tobacco	1,341,785	1,283,603
Tax payable	322,496	462,610
Employees' statutory profit sharing (Note 11)	338,817	528,435
Total current liabilities	16,154,982	17,181,419
LONG-TERM LIABILITIES:		
Long-term debt (Note 7)	10,597,578	10,156,229
Deferred income tax (Note 11)	8,975,956	9,214,820
Deferred income - Net	398,776	237,522
Total long-term liabilities	19,972,310	19,608,571
Total liabilities	36,127,292	36,789,990
STOCKHOLDERS' EQUITY (Note 10):		
Capital stock	5,698,503	5,732,365
Net premium on placement of shares	1,841,211	1,841,211
Retained earnings	52,179,234	51,774,356
Accumulated effect of deferred income tax	(7,127,854)	(7,127,854)
Deficit in the restatement of stockholders' equity	(28,940,743)	(29,455,312)
Equity of majority stockholders	23,650,351	22,764,766
Minority interest	6,169,402	5,818,488
Total stockholders' equity	29,819,753	28,583,254
COMMITMENTS (Note 13)		
CONTINGENCIES (Note 14)		
Total liabilities and stockholders' equity	Ps65,947,045	Ps65,373,244

The accompanying fifteen notes are an integral part of these financial statements.

GRUPO CARSO, S. A. DE C. V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

Figures stated in thousands of pesos of December 31, 2003 purchasing power

	Year ended December 31,	
	2003	2002
Net sales	Ps 56,685,625	Ps 53,950,429
Cost of sales	(41,007,039)	(38,508,825)
Gross profit	15,678,586	15,441,604
Sales and administration expenses	8,465,111	8,167,494
Operating income	7,213,475	7,274,110
Comprehensive financing cost:		
Interest earned	821,459	963,572
Interest expense	(2,512,891)	(3,823,690)
Exchange loss - Net	(465,554)	(658,831)
Gain on monetary position	733,504	1,294,626
	(1,423,482)	(2,224,323)
Other expenses - Net	508,990	425,978
Amortization of goodwill – Net	364,080	228,840
Impairment of assets (Note 2i.)	137,661	
	1,010,731	654,818
Income before provisions for income tax, employees' statutory profit sharing and equity in the income of associated companies	4,779,262	4,394,969
Provisions for (Note 11):		
Income tax	1,911,416	1,726,828
Employees' statutory profit sharing	311,954	413,640
Income before equity in the income of associated companies	2,555,892	2,254,501
Equity in the income of associated companies	884,328	874,473
Income from continuing operations	3,440,220	3,128,974
Loss from discontinued operations (Note 1)	(330,078)	
Effect at beginning of year of change in accounting principles (Note 2i.)	(300,459)	
Net income	Ps 2,809,683	Ps 3,128,974
Net income of majority stockholders	Ps 1,969,408	Ps 2,120,580
Net income of minority interest	840,275	1,008,394
Net income	Ps 2,809,683	Ps 3,128,974
Earnings per common share (Note 2r.)	Ps 2.32	Ps 2.40

The accompanying fifteen notes are an integral part of these financial statements.

RECEIVED
2004 MAY 13 A 9:51
OFFICE OF INTERNATIONAL CORPORATE FINANCE

GRUPO CARSO, S.A. DE C.V.
NOTICE TO SHAREHOLDERS

CASH DIVIDEND

Grupo Carso, S.A. de C.V., Shareholders' Annual Meeting that took place on April 21, 2004, approved to pay shareholders a cash dividend of $0.70 MXN. (seventy cents, MXN.) per share, from the balance of the Net Tax Profit Account and/or in such a case, from the reinvested net tax profit, divided in two equal exhibits of $0.35 MXN. (thirty five cents, MXN.), each, per share, over all the outstanding shares that integrate the Capital Stock, which shall be paid as of May 20 and November 18, 2004, against coupons numbers 10 and 11, respectively.

Payment on exhibits shall take place on the above mentioned dates, on working days and schedules at Miguel de Cervantes Saavedra No. 255, first floor, corner with Moliere, Colonia Ampliación Granada, Delegación Miguel Hidalgo, Mexico, D.F., (Telephone 53 28 58 30). In relation to the shares that are deposited S.D. Indeval, S.A. de C.V., payment on these exhibits shall be made in accordance with the legal and administrative provisions that apply.

México, D.F. April 21, 2004

Lic. Sergio Medina Noriega
Board of Directors' Secretary
and Meeting Delegate

GRUPO CARSO, S. A. DE C. V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

Figures stated in thousands of pesos of December 31, 2003 purchasing power

	Capital stock	Net premium on placement of shares	Retained earnings	Accumulated effect of deferred income tax	Deficit in the restatement of stockholders' equity	Minority interest	Total stockholders' equity
Balances at January 1, 2002	Ps5,761,966	Ps1,841,211	Ps50,321,866	(Ps7,127,854)	(Ps29,898,122)	Ps5,276,724	Ps26,175,791
Repurchase of own shares	(29,601)		(668,090)				(697,691)
Reduction in minority interest in subsidiaries due to share purchase						(127,175)	(127,175)
Capital reduction and dividends to minority shareholders of subsidiaries						(400,285)	(400,285)
	(29,601)		(668,090)			(527,460)	(1,225,151)
Translation adjustment for the year					(53,961)		(53,961)
Gain on holding nonmonetary assets					496,771	60,830	557,601
Net income for the year			2,120,580			1,008,394	3,128,974
Comprehensive income			2,120,580		442,810	1,069,224	3,632,614
Balances at December 31, 2002	5,732,365	1,841,211	51,774,356	(7,127,854)	(29,455,312)	5,818,488	28,583,254
Repurchase of own shares	(33,862)		(849,378)				(883,240)
Reduction in minority interest in subsidiaries due to share purchase						(179,499)	(179,499)
Dividends to stockholders, and capital reduction and dividends to minority shareholders of subsidiaries			(607,892)			(442,518)	(1,050,410)
	(33,862)		(1,457,270)			(622,017)	(2,113,149)
Translation adjustment for the year					(17,578)		(17,578)
Gain on holding nonmonetary assets					532,147	135,525	667,672
Effect of changes in accounting principles (Note 2j.)			(107,260)			(2,869)	(110,129)
Net income for the year			1,969,408			840,275	2,809,683
Comprehensive income			1,862,148		514,569	972,931	3,349,648
Balances at December 31, 2003	Ps5,698,503	Ps1,841,211	Ps52,179,234	(Ps7,127,854)	(Ps28,940,743)	Ps6,169,402	Ps29,819,753

The accompanying fifteen notes are an integral part of these financial statements.

GRUPO CARSO, S. A. DE C. V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

Figures stated in thousands of pesos of December 31, 2003 purchasing power

	Year ended December 31,	
Operations:	2003	2002
Net income	Ps 2,809,683	Ps 3,128,974
Charges (credits) to income not affecting resources:		
Depreciation and amortization	2,238,942	2,152,179
Amortization of goodwill - Net	364,080	228,840
Labor obligations	33,307	91,274
Equity in the income of associated companies	(884,328)	(874,473)
Deferred income tax and employees' statutory profit sharing	50,453	(496,023)
Loss from discontinued operations	330,078	
Effect of change in accounting principles	300,459	
Impairment of assets	137,661	
Other non-cash items	158,415	165,356
	2,729,067	1,267,153
Net change in working capital, except cash and temporary investments and bank loans	(2,089,849)	2,145,757
Resources provided by operations	3,448,901	6,541,884
Financing:		
Decrease in short and long-term bank loans - Net	(379,904)	(5,873,524)
Repurchase of own shares	(883,240)	(697,691)
Dividends to stockholders, and capital reduction and dividends to minority shareholders of subsidiaries	(1,050,410)	(400,285)
Resources used in financing activities	(2,313,554)	(6,971,500)
Investment:		
Increase in permanent investments	(399,975)	(276,427)
Acquisition of property, machinery and equipment - Net	(1,659,792)	(1,456,233)
Acquisition of other assets	(244,594)	(129,290)
Dividends received from associated companies	801,625	672,881
Resources used in investment activities	(1,502,736)	(1,189,069)
Reduction in cash and temporary investments	(367,389)	(1,618,685)
Cash and temporary investments at beginning of year	2,521,425	4,140,110
Cash and temporary investments at end of year	Ps 2,154,036	Ps 2,521,425

The accompanying fifteen notes are an integral part of these financial statements.

Figures stated in thousands of pesos of December 31, 2003 purchasing power, and in thousands of US dollars, except for exchange rates and number of shares

NOTE 1 - COMPANY OPERATIONS:

Grupo Carso, S. A. de C. V. (Grupo Carso) carries out its operations through subsidiary companies, of which it directly or indirectly holds a majority of the common shares, or which it otherwise controls. It also has investments in associated companies, in which it has significant management influence, although not outright control.

The accompanying consolidated financial statements include those of Grupo Carso and its subsidiaries. The most significant of those subsidiaries are as follows:

		Percentage shareholding (%)	
Company	Principal operations	2003	2002
Grupo Calinda, S. A. de C. V. and subsidiaries (Calinda)	Hotel services	100.00	100.00
Grupo Sanborns, S. A. de C. V. and subsidiaries (Sanborns)	Operation of department stores, gift shops, record stores, restaurants, cafeterias, cake shops, and administration of commercial centers	83.55	81.19
Empresas Frisco, S. A. de C. V. and subsidiaries (Frisco)	Mining-metallurgy, chemicals and railway transportation	99.74	99.72
Grupo Condumex, S. A. de C. V. and subsidiaries (Condumex)	Manufacture and sale of products for the construction industry, the automobile industry and the energy and telecommunications industry	99.54	99.54
Industrias Nacobre, S. A. de C. V. and subsidiaries (Nacobre)	Manufacture and sale of products derived from copper and aluminum and the respective alloys, as well as flexible tubes manufactured with vinyl polychloride	99.75	99.89
Porcelanite Holding, S. A. de C. V. and subsidiaries (Porcelanite)	Production and sale of coverings for floors, walls and similar surfaces	99.96	99.93
Cigarros de Tabacalera Mexicana, S. A. de C. V. and subsidiary (Cigatam)	Sharecropping of tobacco and manufacture of cigarettes.	50.01	50.01
Galas de México, S. A. de C. V. (Galas)	Production and sale of printed matter, lithographic matter and bookbinding	100.00	100.00
Artes Gráficas Unidas, S. A. de C. V. and subsidiary (Agusa)	Production and sale of printed bags and polyethylene and polypropylene film for use in consumer products	84.67	84.67

During the year ended December 31, 2003, production of primary aluminum was discontinued at the Veracruz plant, which is owned by a subsidiary of Nacobre. The effect on the value of the fixed assets from suspension of this operation amounted to Ps470,160, or Ps330,078 net of income tax and employees' statutory profit sharing (ESPS), and is shown in the statement of income as "Loss from discontinued operations" caption. In light of the immateriality of the aforementioned discontinuation, the accompanying financial statements were not restructured for the purpose of additional disclosures.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles, and are stated in thousands of pesos of purchasing power for the most recent period.

Following is a summary of the most significant accounting policies, including the concepts, methods and criteria relative to recognition of the effects of inflation on the financial information:

a. Significant balances and transactions carried out between the consolidating companies have been eliminated in consolidation. The consolidation was carried out on the basis of audited financial statements of all the significant subsidiaries.

b. Investments in securities include investments in debt and capital securities, which are initially recorded at acquisition cost, and subsequently restated to fair value, which approximates market value. Fair value is the amount for which a financial asset can be exchanged or a financial liability can be settled between interested willing parties in a freely competitive transaction.

c. Investments in derivative financial instruments are used mainly for the purpose of hedging the risk of adverse movements in interest and exchange rates. Realized and unrealized results on those investments, in the case of hedging operations, are recorded by the valuation method applied to the asset or liability covered, and in the case of speculative operations, at realizable value or fair value at the date of sale or at the close of the period, respectively (see Note 8).

d. The investment in shares of associated companies is valued by the equity method. Under that method, the acquisition cost of the shares is modified for the proportionate part of changes in stockholders' equity accounts of investees occurring subsequent to the date of purchase. Grupo Carso's equity in the results of associated companies is shown separately in the statement of income.

e. Inventories and cost of sales are originally recorded at historical cost, and subsequently restated to replacement cost. Values thus determined do not exceed market value (see Note 6).

f. Property, machinery and equipment of Mexican origin are stated at restated value, determined by applying factors derived from the National Consumer Price Index (NCPI) to acquisition or construction cost.

   Machinery and equipment of foreign origin are restated by applying factors reflecting inflation for the country of origin at the date of valuation to historical cost stated in the currency of origin, and subsequently converted to Mexican pesos at the rate of exchange in effect at the close of the period.

   Depreciation is calculated by the straight-line method, based on the useful lives of the assets estimated by management, on both acquisition or construction cost and on restatement increments. These useful lives are not mentioned, since they vary significantly due to the diversification of the business segments in which the group operates.

g. Statement C-8 "Intangible Assets" issued by the Mexican Institute of Public Accountants (MIPA), in effect as from January 1, 2003, requires recognition of intangible assets in the balance sheet, as long as they are identifiable, provide expected economic benefits, and there is control over said benefits. This statement also establishes that intangible assets with indefinite useful lives should not be amortized, and requires that intangible assets with specific useful lives be amortized systematically based on the best estimate of their useful life, determined according to the expected future economic benefits. These assets are subject to an annual evaluation of their recovery value, to determine the existence of impairment losses. At December 31, 2003, there were no important effects on the financial position of Grupo Carso arising from adoption of this Statement.

h. Goodwill (the excess of cost of shares of subsidiaries and associated companies over book value) and negative goodwill (the excess of book value over the cost of shares of subsidiaries and associated companies) are expressed at restated value determined by applying NCPI factors to the original value, less accumulated amortization. Amortization is calculated by the straight-line method, applying the rates of 10% and 20% to restated balances, respectively. If they are considered to have lost their value, they are cancelled in the year in which the loss becomes known.

i. Grupo Carso Management implemented in advance the provisions of Statement C-15, "Impairment in the Value of Long- Lived Assets and their Disposal", issued by the MIPA. This statement establishes, among other issues, the general criteria for identification and, if applicable, recording of impairment losses or the decrease in the value of long-lived tangible and intangible assets, including goodwill. The initial effect of adoption of the guidelines established in this Statement generated a reduction in the value fixed assets of Ps439,394, which, after deducting income tax, amounts to Ps300,459 and is shown in the statement of income in the "Effect at beginning of year of change in accounting principles". The effect for the year of impairment of fixed assets amounted to Ps137,661, and is shown in the income statement as a special item. It gave rise to a Ps42,118 reduction in taxes for the period.

j. The MIPA issued Statement C-9 "Liabilities, Provisions, Contingent Assets and Liabilities, and Commitments", in effect as from January 1, 2003. In accordance with the guidelines of this statement, Grupo Carso's liabilities and liability provisions recognized in the balance sheet represent present obligations, likely to require the use of resources to cover the obligation. These provisions have been recorded, in accordance with management's best estimate, to cover the present obligation; however, actual results may differ from recorded provisions.

   Adoption of this Statement represented for Grupo Carso recognition of a reserve for ecological liabilities to repair environmental damage in the areas designated for mining exploitation at the beginning of the year amounting to Ps166,060, and a charge to retained earnings net of taxes in the amount of Ps110,129 (Ps105,925 historical) as the accumulated effect at the beginning of the period of past obligations, a charge to deferred income tax of Ps13,481, and a charge to fixed assets of Ps46,654 corresponding to future obligations. The latter is subject to depreciation, based on the probable useful life of the mine, as well as to yearly evaluation for impairment.

k. Income tax is recorded by the comprehensive method of assets and liabilities, which consists of recording deferred tax for all temporary differences between the book and tax values of assets and liabilities (see Note 11).

   Deferred employees' statutory profit sharing is recorded only on the basis of temporary differences between the net book and tax profit for the period applicable for employees' statutory profit sharing, which can be reasonably assumed to give rise to a liability or a benefit in the future.

l. Seniority premiums, which employees are entitled to receive upon termination of employment after 15 years of service, as well as obligations under employee retirement plans, to which they do not contribute, are recorded as cost for the years in which the respective services are rendered, based on actuarial studies using the projected unit credit method (see Note 9).

   Other compensation based on seniority to which employees may be entitled in the event of dismissal or death, in accordance with the Federal Labor Law, is applied to income in the year in which it becomes payable.

m. Capital stock, the net premium on the placement of shares, the reserve for the repurchase of own shares, retained earnings and the accumulated effect of deferred tax represent the value of those items in terms of purchasing power at the close of the most recent period, and are determined by applying NCPI factors to the historical amounts.

n. The net premium on placement of shares represents the excess of the payment made for the subscribed shares over the theoretical value of those shares.

o. The deficit in the restatement of capital mainly comprises the initial accumulated gain or loss on monetary position and the gain or loss from holding nonmonetary assets, stated in pesos of purchasing power at the close of the most recent period.

p. Comprehensive income represents the net income for the year plus the gain or loss from holding nonmonetary assets and the translation adjustment, as well as items required by specific accounting standards to be reflected in stockholders' equity and which do not constitute capital contributions, reductions or distributions. These items are restated on the basis of NCPI factors.

q. The gain on monetary position represents the inflationary gain, measured in terms of the NCPI, on net monthly monetary assets and liabilities for the year, stated in pesos of purchasing power for the most recent period. Inflation rates were 3.98% in 2003 and 5.70% in 2002.

r. Earnings per share is the result of dividing the consolidated net profit for the year by the weighted average of shares outstanding. Average outstanding shares were 849,779,059 and 882,262,311 in 2003 and 2002, respectively.

s. Transactions in foreign currency are recorded at the rate of exchange in effect on the date those transactions are entered into. Assets and liabilities denominated in foreign currency are shown in local currency at the rate of exchange in effect on the balance sheet date. Differences arising from fluctuations in exchange rates between the dates on which transactions are entered into and those on which they are settled, or the balance sheet date, are applied to income (see Note 3).

t. Figures for 2002 have been reclassified to conform them to the current presentation.

NOTE 3 - FOREIGN CURRENCY POSITION:

Grupo Carso had the following monetary assets and liabilities in US dollars (Dls.):

	December 31,	
	2003	2002
Assets	Dls. 312,868	Dls. 311,308
Liabilities	(1,131,391)	(1,019,851)
Net short position	(Dls. 818,523)	(Dls. 708,543)

At December 31, 2003 and 2002, the exchange rates were Ps11.2360 and Ps10.3125 per US dollar, respectively. At March 1, 2004, date of issuance of the audited consolidated financial statements, the exchange rate was Ps11.0715 per US dollar.

Following is information on the principal foreign currency transactions carried out in dollars:

	December 31,	
	2003	2002
Sales	Dls. 453,879	Dls. 452,113
Interest earned	1,211	2,262
Other income	32,984	48,222
Purchases	(560,395)	(484,601)
Interest paid	(25,584)	(29,589)
Other	(195,489)	(276,837)
Net	(Dls. 293,394)	(Dls. 288,430)

NOTE 4 - ACCOUNTS RECEIVABLE:

The accounts receivable balance was as follows:

	December 31,	
	2003	2002
Customers	Ps9,223,835	Ps 8,046,110
Sundry debtors	667,055	785,268
	9,890,890	8,831,378
Allowance for doubtful accounts	(286,518)	(331,728)
	9,604,372	8,499,650
Recoverable tax	478,431	338,050
Other	266,758	81,286
	Ps10,349,561	Ps 8,918,986

NOTE 5 - BALANCES AND TRANSACTIONS WITH RELATED PARTIES:

The principal balances with related parties were as follows:

	December 31,	
Accounts receivable:	2003	2002
Teléfonos de México, S. A. de C. V.	Ps 874,443	Ps 489,460
Sinergia Soluciones Integrales de Energía, S. A. de C. V.	175,769	297,782
América Movil, S. A. de C. V.	85,568	29,674
Philip Morris México, S. A. de C. V.	44,491	
Teléfonos del Noroeste, S. A. de C. V.	12,118	
Short and long-term debt:		
Banco Inbursa, S. A.	4,203,090	4,982,639
Accounts payable:		
Grupo Primex, S. A. de C. V.	52,487	
Radiomóvil Dipsa, S. A. de C. V.	49,001	
Ferrocarril y Terminal Valle de México, S. A. de C. V.	6,673	

The principal transactions with related parties were as follows:

	December 31,	
	2003	2002
Income:		
Sales*	Ps 16,819,182	Ps 16,305,220
Disbursements:		
Purchases	1,350,085	628,271
Expenses	510,497	325,412
Interest	340,420	762,929

* Includes sales of the subsidiary Cigatam to its associated company (49.995% of the company) Phillip Morris México, S. A. de C. V., which sells and distributes its products, amounting to Ps11,033,905 and Ps10,810,799 in 2003 and 2002, respectively.

NOTE 6 - INVENTORIES:

Inventories were comprised as follows:

	December 31,	
	2003	2002
Raw materials	Ps3,707,843	Ps 3,268,622
Production in process	777,287	674,075
Finished product	1,360,908	1,284,859
Merchandise in stores	3,871,078	3,928,800
Merchandise in transit	206,339	267,124
Spare parts and other inventories	1,107,279	837,606
	11,030,734	10,261,086
Allowance for obsolete inventories	(248,695)	(254,891)
	Ps10,782,039	Ps10,006,195

NOTE 7 - BANK LOANS AND SHORT AND LONG-TERM DEBT:

Long and short-term debt is subject to variable interest rates. Interest rates at the close of December 2003 and 2002 were a weighted average of 6.09% and 8.54%, respectively, for local currency debt and 2.48% and 3.61%, respectively, for dollar debt.

The long-term debt was comprised as follows:

	December 31,	
	2003	2002
Syndicated loans, in local currency and in US dollars at variable rates, with quarterly maturities	Ps3,481,345	Ps 7,867,550
Unsecured loans and export loans	6,028,012	5,804,495
Other long-term loans	4,208,161	761,669
	13,717,518	14,433,714
Less-Current portion	(3,119,940)	(4,277,485)
Long-term debt	Ps10,597,578	Ps10,156,229

The long-term debt at December 31, 2003 matures as follows:

Year ending December 31,	Amount
2005	Ps4,621,724
2006	1,635,495
2007	1,532,134
2008 and subsequent	2,808,225
	Ps10,597,578

The long-term debt is subject to variable interest rates. Interest rates at the close of December 2003 and 2002 were a weighted average of 7.48% and 8.71% for local currency debt, respectively, and 2.64% and 3.00% for dollar loans, respectively.

The Grupo Carso subsidiaries have contracted direct and export incentive loans at variable medium and long-term rates, with a final maturity in 2013.

At December 31, 2003, Grupo Carso set up a trust for issuance of commercial paper of up to Ps5,000,000, under a program. The funds obtained from issuance of these notes are to be used to cover the obligations arising from unsecured loans. The average interest rate to which the four commercial paper issues are subject is equivalent to that of Federal Treasury Bonds (CETES), plus 1.27 percentage points. At December 31, 2003, Grupo Carso had a debt in the amount of Ps3,550,000 payable to the trust, with a final maturity in October 2008. Interest payable by Grupo Carso on this debt is equivalent to that paid by the trust to the holders of the commercial paper.

On December 16, 2000, Grupo Carso signed a syndicated loan agreement, for Dls.370,000, payable in three installments beginning in December 2002 and ending in December 2003. At December 31, 2002, the unpaid balance of the loan was Dls.246,670, which was settled in full in December 2003.

Grupo Carso had a Dls.175,000 loan. The contract was signed in May 2001 for a three-years period, with a final maturity in October 2003. At the close of 2002, the unpaid balance was Dls.87,500, which was paid in advance in May 2003.

In August 2001, Grupo Carso received a Ps1,800,000 syndicated loan, which is currently outstanding. The loan is for a period of five years, with the final maturity in August 2006. At the 2003 close, the unpaid balance was Ps1,050,000.

In September 2002, Grupo Carso signed a loan agreement for Dls.225,000, of which Dls.128,750 are for a term of three years, with the final maturity in September 2005, and the remaining Dls.96,250 are for a term of five years with a final maturity in September 2007.

The loan agreements and the financing terms obtained establish obligations for the borrowers, aside from which they require that, on the basis of the Grupo Carso's financial statements, certain ratios and financial proportions will be maintained. All these requirements had been complied with at the date of issuance of these financial statements.

At December 31, 2003 and 2002, there are other long-term loans, as well as loans secured with equipment amounting to Dls.40,301 and Dls.42,600, respectively, with interest at variable rates, with maturities ending in March 2010.

NOTE 8 - OPERATIONS WITH DERIVATIVE INSTRUMENTS:

Grupo Carso carried out operations with derivative instruments as temporary substitutes for cash operations in the foreign currency market or as coverage for exchange risk. Those operations are summarized as follows:

Exchange-rate forwards -

At December 31, 2003, Grupo Carso had no agreements of this nature currently in effect. At December 31, 2002, it had contracts for the purchase and sale of forwards, whose net sales position was for Dls.115,000, subject to an average agreed exchange rate of 10.3976, which matured on February 7, 2003. The net effect of this type of operation in 2003 and 2002 was a gain of Ps72,873 and Ps82,318, respectively, and is included under "Exchange loss - Net" in the statement of income.

Interest-rate swaps -

At December 31, 2003 and 2002, Grupo Carso had swap agreements amounting to Ps9,946,000 and Ps9,912,500, respectively, which means that it was subject to the exchange of interest every 28 days, paying average fixed rates of 10.08% and 10.65% and collecting variable rates based on the twenty-eight-day Interbank Compensation Rate (ICR). Amounts under those contracts mature from January 2007 to April 2012, and the ICR at December 31, 2003 and 2002 was 6.29% and 8.54%, respectively. During 2003 and 2002, Grupo Carso paid Ps330,366 and Ps231,054, respectively, corresponding to net differences in rates, included under "Interest expense".

The effect of valuing contracts not hedging specific operations (Ps3,353,200 and Ps2,550,000 at December 31, 2003 and 2002, respectively) at market value at those dates was Ps118,052 and Ps35,649, respectively, and is included in "Accounts payable and other accrued expenses" in the balance sheet. The net charge to income for the periods ended December 31, 2003 and 2002 was Ps85,925 and Ps35,649, respectively, and is included under "Interest expense".

During the years ended December 31, 2003 and 2002, Grupo Carso recorded Ps167,911 and Ps815,954 charged to income, corresponding to the present value of expected swap contract flows, which were cancelled in advance in order to negotiate new contracts with fixed rates suitable for current market conditions. That amount is included under "Interest expense".

At December 31, 2003 and 2002, Grupo Carso had swap contracts amounting to Dls.165,000 and Dls.414,167, respectively, which means it must exchange interest every three months, paying average fixed rate of 2.84% and 4.79%, respectively, and collecting variable rates based on the three-month LIBOR. Maturity dates effective at December 31, 2003 are in June 2006 and June and October 2008, and the contract in effect at December 31, 2002 was settled in December 2003. The LIBOR at December 31, 2003 and 2002 was 1.15% and 1.38%, respectively. During 2003 and 2002, Grupo Carso paid Ps58,816 and Ps176,624, respectively, for net differences in rates, included under "Interest expense".

During the period ended December 31, 2003, Grupo Carso recorded a profit of Ps249,985, corresponding to the present value of expected flows of Libor swap contracts, cancelled in advance. This amount is included under "Interest expense".

NOTE 9 - RETIREMENT OBLIGATIONS:

The companies comprising Grupo Carso have established noncontributory employee retirement plans. The benefits under those plans are mainly based on years of service and remuneration upon retirement. The respective obligations and costs, as well as those corresponding to seniority premiums to which employees may be entitled upon termination of employment after

15 years of service, are recorded based on actuarial studies prepared by independent experts, in most cases, through contributions to an irrevocable trust fund.

Following is a summary of the principal financial data pertaining to those plans:

	December 31,	
	2003	2002
Projected benefit obligations	(Ps1,733,100)	(Ps1,336,532)
Plan assets at market value	1,691,920	1,353,963
Fund position	(41,180)	17,431
Unamortized transition asset (liability)	18,923	(67,510)
Unamortized variations in assumptions and adjustments	(33,286)	128,341
Unamortized plan modifications	333,151	160,098
Additional liability	(293,890)	(182,660)
Projected net (liability) asset (included in deferred income and other assets)	(Ps 16,282)	Ps 55,700
Net cost for the period	Ps 81,414	Ps 91,274

In 2003, Grupo Carso made contributions to the funds amounting to Ps48,107. The modifications to the plans, the variations in assumptions and adjustments for experience and the transition liability are being amortized over the remaining average service life of the employees who are expected to receive the plan benefits, which varies from one entity to another within the Group.

NOTE 10 - STOCKHOLDERS' EQUITY:

At the April 28, 2003 General Ordinary Stockholders' Meeting, the stockholders agreed to pay dividends in cash in the amount of Ps607,892 (Ps0.70 per share at par value), paid out from the consolidated Reinvested After-Tax Earnings Account (CUFINRE).

At December 31, 2003, Grupo Carso's subscribed and paid-in capital stock was composed as follows:

Shares*	Description	Amount
915,000,000	Series A1, representing the fixed portion of the capital stock with no withdrawal rights	Ps1,058,036
(77,539,500)	Repurchased shares in treasury	(89,661)
837,460,500	Historical capital	968,375
	Restatement increment	4,730,128
	Capital stock	Ps5,698,503

* Ordinary nominative shares, with no par value.

The profit for the period is subject to the legal provision requiring that at least 5% of the profit for each period be set aside to increase the legal reserve until it is the equivalent of 20% of the capital stock. At December 31, 2003, Grupo Carso's legal reserve was Ps381,635 (nominal value) and covers the aforementioned parameter. This amount is included in "Retained earnings".

Dividends are free of income tax if paid from the Net After-Tax Profit Account (CUFIN), and are subject to a rate fluctuating between 4.62% and 7.69% if paid from the CUFINRE. Dividends exceeding the CUFIN are subject to a tax equivalent to 49.25% and 47.06% if paid in 2004 and 2005, respectively. That tax is payable by Grupo Carso and may be credited against its income tax for the period or for the following two periods. Dividends paid are not subject to tax withholding.

In the event of a capital reduction, the excess of capital over capital contributions, the latter restated in accordance with the provisions of the Income Tax Law, are accorded the same tax treatment as dividends. At December 31, 2003, the CUFIN and the capital contributions account amounted to Ps17,304,164 and Ps5,822,538, respectively, determined in accordance with the current tax provisions.

NOTE 11 - INCOME TAX, ASSET TAX AND EMPLOYEES' STATUTORY PROFIT SHARING (ESPS):

Grupo Carso has been authorized to consolidate income tax and asset tax as a parent company as from the 1994 period. In 2003 and 2002, Grupo Carso determined consolidated taxable income of Ps2,284,994 and Ps2,947,560, respectively. The respective taxes corresponding to those profits were covered by the estimated tax paid by the parent and the subsidiary companies. The provision for income tax shown in the statement of income differs from what would have been determined by applying the statutory rate of 34% an 35% for 2003 and 2002, respectively, to the profit before tax, due mainly to: i) permanent differences arising from recognition of the effects of inflation on different bases, and to nondeductible expenses, and ii) certain asset temporary differences, for which there is no certainty of reversal, arising mainly from amortization of goodwill.

The income tax provision was as follows:

	December 31,	
	2003	2002
Income tax currently payable	Ps1,757,659	Ps2,036,665
Deferred income tax	85,746	(403,540)
Asset tax	68,011	93,703
Total provision	Ps1,911,416	Ps1,726,828

As a result of the modifications to the Income Tax Law effective as from January 1, 2002, the income tax rate will be 33% and 32% in 2004 and 2005, respectively. Therefore, the effect of that reduction in the income tax rate was considered in the deferred income tax valuation.

The main temporary differences on which deferred income tax was recorded were as follows:

	December 31,	
	2003	2002
Temporary investments in shares	Ps 32,359	Ps 24,313
Accounts receivable from installment sales	3,589,617	3,224,244
Inventories – Net	9,826,272	9,789,741
Property, machinery and equipment	17,269,662	15,747,303
Goodwill amortized	1,367,418	1,757,760
Asset revaluation allowances	(1,064,586)	(1,353,825)
Tax loss carry forwards	(1,529,259)	(903,306)
Other	(270,642)	(512,146)
	29,220,841	27,774,084
Applicable income tax rate	33%	34%
	9,642,878	9,443,188
Effect of advance recognition of future tax rate changes	(167,599)	(149,144)
	9,475,279	9,294,044
Recoverable asset tax	(682,797)	(318,316)
	8,792,482	8,975,728
Deferred income tax (CUFIN reinvested over the long term)	183,474	239,092
Deferred income tax liability - Net	Ps 8,975,956	Ps9,214,820

Asset tax is incurred at the rate of 1.8% on the net amount of certain assets and liabilities, only when it exceeds income tax payable.

In the period ended December 31, 2003 and 2002, Grupo Carso estimated consolidated asset tax of Ps456,598 and Ps441,075, respectively, which was exceeded by the respective income tax, which means that no asset tax was paid.

ESPS is calculated as specified in the Income Tax Law. In calculating ESPS, the effects of inflation for tax purposes and tax loss carry forwards are not considered.

The provisions for ESPS were as follows:

	December 31,	
	2003	2002
ESPS currently payable	Ps347,247	Ps506,123
Deferred ESPS	(35,293)	(92,483)
Total provision	Ps311,954	Ps413,640

NOTE 12 - INFORMATION BY SEGMENT:

Following is certain condensed financial information at December 31, 2003 and 2002, for the business segments operated by Grupo Carso:

	2003							
	Tobacco	Ceramic covering	Copper and aluminum derivatives	Products for the automobile, construction and telecommunications industries	Commercial	Mining	Other and eliminations	Total
Sales revenues	Ps 11,058,042	Ps3,248,869	Ps5,047,964	Ps 13,811,927	Ps 19,079,896	Ps 3,127,673	Ps1,311,254	Ps56,685,625
Operating income	Ps 752,728	Ps 728,172	Ps 332,244	Ps 1,608,146	Ps 2,977,353	Ps 354,915	Ps 459,917	Ps 7,213,475
Net consolidated income (loss) for the year	Ps 383,297	Ps 338,980	(Ps 370,012)	Ps 565,799	Ps 1,690,137	(Ps 478,770)	Ps 680,252	Ps 2,809,683
Depreciation and amortization	Ps 145,003	Ps 313,053	Ps 251,115	Ps 473,003	Ps 591,225	Ps 367,326	Ps 98,217	Ps 2,238,942
Amortization of goodwill and deferred credits	Ps 0	Ps 17,348	Ps 0	Ps 50,806	Ps 125,182	Ps 61,223	Ps 109,521	Ps 364,080
Investments in shares and unconsolidated real estate trust	Ps 0	Ps 0	Ps 145	Ps 657,936	Ps 896,372	Ps 100,494	Ps 917,286	Ps 2,572,233
Total assets	Ps 3,857,375	Ps6,033,060	Ps8,613,886	Ps 15,445,935	Ps 22,724,044	Ps 7,054,293	Ps2,218,452	Ps65,947,045
Total liabilities	Ps 2,656,818	Ps3,493,133	Ps4,440,282	Ps 5,906,718	Ps 13,308,904	Ps 4,789,599	Ps1,531,838	Ps36,127,292

	2002							
	Tobacco	Ceramic covering	Copper and aluminum derivatives	Products for the automobile, construction and telecommunications industries	Commercial	Mining	Other and eliminations	Total
Sales revenues	Ps10,810,799	Ps 2,978,930	Ps 4,663,376	Ps 12,616,952	Ps 18,547,863	Ps 2,753,248	Ps 1,579,261	Ps 53,950,429
Operating income	Ps 728,362	Ps 557,956	Ps 442,167	Ps 1,694,020	Ps 2,946,826	Ps 407,534	Ps 497,245	Ps 7,274,110
Net consolidated income (loss) for the year	Ps 499,271	Ps 77,593	Ps 128,900	Ps 705,240	Ps 1,896,601	(Ps 119,941)	(Ps 58,690)	Ps 3,128,974
Depreciation and amortization	Ps 192,074	Ps 299,493	Ps 243,814	Ps 403,952	Ps 598,802	Ps 279,614	Ps 134,430	Ps 2,152,179
Amortization of goodwill and deferred credits	Ps 0	Ps 17,970	Ps 0	Ps 80,793	(Ps 106,112)	Ps 59,601	Ps 176,588	Ps 228,840
Investments in shares and unconsolidated real estate trust	Ps 0	Ps 0	Ps 151	Ps 730,319	Ps 714,929	Ps 104,328	Ps 909,097	Ps 2,458,824
Total assets	Ps4,099,945	Ps 5,897,039	Ps 8,773,350	Ps 13,068,080	Ps22,009,246	Ps 7,332,666	Ps 4,192,918	Ps 65,373,244
Total liabilities	Ps2,764,841	Ps 3,601,165	Ps 4,433,802	Ps 4,739,478	Ps14,058,474	Ps 4,656,595	Ps 2,535,635	Ps 36,789,990

NOTE 13 - COMMITMENTS:

Under an agreement signed on December 20, 2001, Sears extended its trademark licensing agreement for a period of 10 years as from April 17, 2002. That license specifies the payment of 1% on all income from the sale of merchandise for which use of the Sears name is permitted, both in its company name and in its stores, as well as for exploitation of trademarks owned by Sears Roebuck and Company, principally Craftsman and Kenmore.

At December 31, 2003 and 2002, Sanborns had signed agreements with suppliers for the remodeling and construction of some of its stores. Commitments contracted in that regard amount to approximately Ps112,381 and Ps138,424, respectively.

Frisco sells ore based on sales agreements, which are generally renewable each year, and which establish the conditions and references to ore prices on international markets. The subsidiary Química Fluor, S. A. de C. V. has signed a number of long-term agreements adjustable annually with Atofina Chemicals Inc., E.I. Du Pont de Nemours & Co. and Solvay Fluorides Inc., in which it commits to selling them a significant portion of its production of hydrofluoric acid at prices similar to market value.

At December 31, 2003 and 2002, the subsidiary Ferrosur, S. A. de C. V., as part of the investment commitments under the Business Plan, which forms part of the concession granted to it for the exploitation of the general railway lines in the southeast of the country, was committed to comply with a budget for investments in rolling stock, machinery and equipment, signals and communications, railway line, and sundry structures and maintenance. In 2003 and 2002, Ps359,000 and Ps342,094 were invested mainly in the refurbishment of lines and the acquisition of rolling stock. Under the business plan, investments of Ps128,000 and Ps255,791 must be made in 2004 and 2003.

NOTE 14 - CONTINGENCIES:

In January 2000, COC Services Ltd. (COC Services) filed a lawsuit against CompUSA Inc. (CompUSA) in the Dallas, Texas District Court, containing a number of contractual and civil liability claims against CompUSA arising from a letter of intent pertaining to franchises sold to retailers in Mexico. The lawsuit also specifies claims against other parties, including Grupo Carso, Sanborns and Mr. Carlos Slim Helú. COC Services is claiming payment of compensatory damages amounting to Dls.150,000 by CompUSA as a result of noncompliance with the agreement, extracontractual interference with contract and possible contract and conspiracy claims amounting to Dls.2,000 in damages for fraud, as well as punitive damages amounting to Dls.300,000. COC Services also demands payment of interest, legal expenses and court expenses.

The lawsuit was transferred to the Dallas, Texas 116 District Court, where it was tried by jury in January and February 2001. In February 2001, the jury found all the defendants liable for several of the claims filed, and ordered each of the defendants to pay compensatory and punitive damages. Compensatory and punitive damages awarded to COC Services payable by the defendants are as follows: Dls.175,500 by James Halpin, former President and Director General of CompUSA, Dls.94,500 by CompUSA, Dls.67,500 by Mr. Carlos Slim Helú, Dls.13,500 by Grupo Carso and Dls.13,500 by Sanborns. Based on those decisions, the defendants filed an appeal to the court involving a number of legal issues affecting the final award.

On May 18, 2001, the judge reduced the damages from Dls.454,000 to Dls.121,500, for a total reduction of 73% of the awards handed down against Grupo Carso, Sanborns, Mr. Carlos Slim Helú, CompUSA and the former Director General, Mr. James Halpin. The judge also eliminated jury decisions against CompUSA and Mr. James Halpin.

Grupo Carso, Sanborns and Mr. Carlos Slim Helú have taken several actions in the procedure and have appealed that sentence in the Texas courts. The appeals are being processed, and there is no way of determining the possible result, although a bond has been posted to guarantee any payment resulting from the definitive resolution. Although a reduction was obtained in the original award, the parties intend to file appeals at all applicable levels as long as required in order to be reverse these awards.

Additionally, there is information to the effect that COC Services has filed an appeal in order to obtain awards more closely approximating the jury verdict, which would once again include CompUSA and Mr. Halpin. The appeals have been filed and arguments have been presented. At present, the parties are awaiting a decision by the Court of Appeals.

NOTE 15 - NEW ACCOUNTING PRONOUNCEMENTS:

In 2003, the MIPA issued Statement C-12 "Financial instruments qualifying as liabilities, as capital, or as both", which specifies the differences between accounting liabilities and capital from the viewpoint of the issuer, as a base for identifying, classifying and accounting, in the initial recognition, for the liability and capital components in combined financial instruments.

This Statement establishes the methodology for separating the amounts corresponding to the liability and stockholders' equity from the proceeds from placing combined financial instruments. That methodology is based on the residual nature of stockholders' equity, and avoids the use of fair value in affecting stockholders' equity in initial transactions. It also establishes a) that the initial costs incurred in the issuance of combined instruments as from January 1, 2004 must be assigned to liabilities and to stockholders' equity in the same proportion as the amounts of the components recorded as liabilities and as stockholders' equity, b) that the gain and losses relating to components of financial instruments classified as liabilities must be recorded under comprehensive financing cost, and c) that distribution of returns to the owners of the components of financial instruments classified as stockholders' equity must be charged directly to a capital account and not to income for the year.

Adoption of this statement does not require restatement of the information for prior years or recognition of an initial accumulated effect on the results of the period in which the statement is implemented. However, adoption of this statement is not expected to have a significant effect on Grupo Carso's financial statements.

GRUPO CARSO

[illegible]





Conrad Wise Chapman

Valley of México

Oil on Canvas

1907

Is one of the only American Artist to have painted the Mexican Landscape. From his brush we acknowledge his numerous views of the *valley of Mexico over the Texcoco Lake, the valley of Mexico seen from la Hacienda de los Morales*, and his splendid *Valley of Mexico*, that come to reassert that what really matters in art is nothing else than life itself and the way it goes by.

Index of Content

Relevant Financial Information

Grupo Carso

(Thousands of pesos as of December 2003)

Except for outstanding shares and profit per Share

	2003	2002	2001
Sales	**56,685,625**	53,950,429	56,464,368
Operating Profit	**7,213,475**	7,274,109	8,735,398
Majority Net Profit	**1,969,408**	2,120,580	1,789,659
Ebitda	**9,452,417**	9,426,828	10,778,145
Total Assets	**65,947,045**	65,373,244	70,044,837
Total Liabilities	**36,127,292**	36,789,990	43,869,865
Net Worth	**29,819,753**	28,583,254	26,174,973
Outstanding Stocks	**837,460,500**	866,065,800	890,565,821
Earnings per Share	**2.3516**	2.4485	3.1903



Grupo Sanborns 33.7
Condumex 24.4
Nacobre 8.9
Frisco 5.5
Porcelanite 5.7
Cigatam 19.5
Otros 2.3

Sales Share

Per Subsidiary (percentage)



Grupo Sanborns 41.3
Condumex 22.3
Nacobre 4.6
Frisco 4.9
Porcelanite 10.1
Cigatam 10.5
Otros 6.3

Operating Profit Share

per subsidiary (percentage)



01
02
03

Sales

(billion pesos)

Operation Flow

9,452

Million pesos

CORE BUSINESS

	TELECOMMUNICATIONS Companies ○ Condumex	Services / Products ○ Copper telephone cables ○ Electronics Cable ○ Coaxial Cable ○ Optic Fiber ○ Design and installation of telecommunication networks ○ Radio Base installation of cellular telephone systems.
	CONSTRUCTION Companies ○ Condumex ○ Nacobre ○ Porcelanite	○ Services / Products ○ Construction cable ○ Installations ○ Copper Products (foils, sheets, coils, tubes, pipes, valves, etc.) ○ Aluminum products (foils, coils, extruded shapes, etc.) ○ PVC (pipes, joints, water tanks, etc.) ○ Ceramic Tile
	POWER Companies Condumex	○ Services / Products ○ Power cable ○ Magnet wire ○ Transformers ○ Power Plants ○ Construction of Oil Platforms
SEARS	TRADE AND CONSUMPTION ○ Companies ○ Grupo Sanborns ○ Sanborns Hermanos ○ Sanborns Café ○ Controladora y Administradora de Pastelerías ○ Promotora Musical ○ Cigatam	○ Services / Products ○ Department Stores ○ Stores and Restaurants ○ Restaurants ○ Bakeries ○ Music Stores ○ Cigarettes

Grupo Carso as a holding plays an important role in several sectors of the domestic economy. Grupo Carso concentrates in 4 main business areas: Telecommunications, construction, power and trading & consumption. Nevertheless Carso has other profitable businesses in other sectors, among which stand out automotive, railway, mining and chemical.

Markets	Main Brands
Fixed and cell telephone carriers in Mexico and other countries	CONDUMEX CABLES, MICROM, SITCOM, PROCISA
Construction Industry at all levels from housing up to heavy construction works. Housing remodeling	ALMEXA, Condulac, Itálica, Grupo Porcelanite, Porcelanite, Pegazulejos, CONDUMEX CABLES, DURALON, LATINCASA, PORCELANATO, Nacobre, tubos flexibles, s.a.
Electric Power and Oil domestic products	IEM, SWECOMEX, Gultor, SINERGIA
Middle upper class High and low segments of population	EL GLOBO, Sanborns Café, Marlboro, Sanborns, SEARS

BOARD'S

REPORT

During 2003, Industrial companies experienced an ongoing improvement trend on their results, as of the third quarter, driven by their performance on Construction, Power and Telecommunications Sectors. Trading and consumption, on their behalf, sustained their expansion program and sales growth

Main Economical Variables

	2003	2002
PIB	**1.30%**	0.90%
INPC	**3.98%**	5.70%
Dollar	**10.78%**	9.67
Cete*	**6.26%**	7.08

*Yearly Average

Economic Overview

In 2003, GDP grew 1,3% reaching $6,755 billion constant pesos at year closing. Nevertheless the GDP's behavior was way below the forecast made at the end of year 2002.

Mexico suffered from the USA economy slow recovery due to the weakness of the dollar versus other currencies and from a sluggishly development of the domestic manufacturing industry.

The weakness in the economy had an impact on job creation; during 2003, the total number of persons insured at the Instituto Mexicano del Seguro Social (Mexican Social Security Institute) increased in about 233 thousand. The Open unemployment general rate recorded an increase during the year, from 2.7 in 2002 to 3.3 at closing in 2003.

The exchange rate increased in about 11% during the year while having an average exchange rate of 9.67 in 2002 to 10.78 by year 2003, registering an exchange rate at year closing of 11.24. Direct foreign investment decreased 26% compared to the previous year, compensating with the 35% increase in remittances, the later exceeding 13 billion dollars. The deficit in the current account reached $9,150 million dollars ranking with 1.5% of the GDP.

Trade balance recorded a deficit of $5,603 million dollars, a reduction of 31.3% compared to the 2002 deficit. The reduction on the trade balance deficit is due to the increase of oil exports and the decrease in the demand of consumption and capital goods in the country.

During 2003, Banco de Mexico changed its monetary policy management to a new regime of daily balances (before accrued balances), in order to keep the daily short in $ 25 millions since April 2003 to the end of the year.

The Índice Nacional de Precios al Consumidor (Domestic Index of Consumer Price), behaved according to the parameters of the Banco de Mexico at the end of 2002, having increased 3.98% during 2003, 172 basis points lower than *inflation recorded in 2002. The main causes that led to* reduce inflation where that Banco de Mexico sustained a restrictive monetary policy, and controlled prices for Government services.

The 28 days CETE rate maintained its average level of 6.26% during 2003, 82 basis points lower than the one recorded the previous year. The interest rates kept a steady trend during the year; the CETE reached its historical minimum on August of 4.30%, and closed the year at 6.22%, *only 4 points basis point below the annual average.*

COURSE OF BUSINESS AND
FINANCIAL RESULTS

Economic growth for year 2003 turned out to be below market expectations; nevertheless Grupo Carso subsidiaries' recovery came about the 3rd & 4th quarters.
The industrial companies headed by Grupo Condumex experienced an ongoing improvement trend on their results, driven by their performance in Construction, Power and Telecommunications Sectors. The trading and the consumption companies were able to stick to their sales growth and expansion programs.

Consolidated Sales amounted to $56,686 millions, a 5.1% growth compared to the $53,950 millions recorded last year. The operating profit was for $7,214, 0.8% lower than the $7,274 millions obtained on year 2002; operating margin went down 76 basis points, reaching 12.7%. Grupo Carso's consolidated operating flow amounted to $ 9,452 millions, an increase of %0.3 if compared to the 9,426 millions generated on 2002. The EBITDA margin lost 80 basis points, to get to 16.7%.

Grupo Carso, for 2003, continued to focus in what it considers to be strategic sectors. In Power, even if there hasn't been any agreement on structural reforms, CFE and Luz y Fuerza del Centro increased their investment, favoring production volumes and installations for that business area. In addition to that it has penetrated into oil platform construction business. Investments where made on ground on the banks of the Pánuco River, and won three bids that amounted around $ 116 million dollars. The great expertise in capital goods manufacturing, along with the partnership with technology consulting and providers specialized firms, it augurs well for business in this area.

The construction sector was quite dynamic over the year. Comparing it to last year's performance there was an increase on the number of construction works from social interest housing, middle class and residential,. There was also an increase on infrastructure projects. Therefore Condumex, Nacobre, y Porcelanite increased their production volumes.

On the telecommunication area, Condumex reported important growth in its production volumes and installations. The year reflected the investment made by our main customers in the domestic market.

Finally, regarding industrial area, Carso continued to have a profitable course of business in other sectors such as railway transportation, mining, chemicals and automotive.

There was stability in the trading and consumption sector, with moderated growth on sales and keeping sound operation margins.
Over the year, there were signs that announced a slowing down on consumption that led to an intense competition, and throughout the use of aggressive promotion campaigns aimed to catch consumers' interest.

Group Sanborns consolidated results registered income for $19,0080 millions, that accounted for an increase of 2.09% with regard to year 2002, while the flow generated by operation (Ebitda), reached, 3,579, with a growth of around 1% in the same period.

During the trimester, Grupo Sanborns concluded the acquisition of the six JC Penney stores that operate in Mexico. The one located in Mexico City changed to Sears brand while the rest will keep the JC Penny brand.

Sears reported an increase in sales of 1.4% with regards to the previous year. Nevertheless, the sales at the stores decreased in a 0.6% during the same period. on the contrary Sanborns increased sales in 5.5% with regard to year 2002 y the yearly sales for the same stores grew 2.5%.

Grupo Carso continued with its strategy of Strengthening its financial structure. Thus The net debt at year closing amounted $15,516 millions, amount that accounted for a reduction of 0.7% compared to the previous year. The ratio Net Debt to Capital improved its financial cost. The generated cash flow was also used to maintain fix assets and capacity investments, heading that accounted for $233 million dollars during the same year. Likewise, over the year a 70 cents per share dividend was paid in two exhibits, which amounted around $55 million dollars and under the protection of the reacquisition of shares program authorized by the Shareholders Assembly, the Group reacquired A total of 28.6 million shares, at an average Price of $30.20 per share, that amounted for Around $80 million dollars.

This past years, in spite of the adverse Economical conditions, we have been able To strengthen our presence in the sectors we participate in. I allow myself to use this media to thank once again the confidence that our shareholders have invested in us. We shall keep on working and looking for Growth with return on investment, sticking To the fundamental values of our Group. I specially want to thank our working group, Since they are a fundamental part in The achievements of 2003 and of the goals Fixed for year 2004.

Lic. Carlos Slim Domít

Board of Directors Chairman

CONDUMEX

Technology and expertise aiming to grow

Condumex's results reflect an improvement on versus last year's performance, thanks to the solid performance of the Construction and Power Division and the recovery of the Telecommunications Sector, which compensate the slowdown of the automobile sector. Consolidated sales amounted to MX$13,812 million with a growth of 8.6 percent, in comparison with that of MX$12,716 million in 2002. Operating profits totaled MX$1,608 million, 4.8 percent less than the MX$1,689 million recorded in 2002. Operating results were impacted by aggressive domestic competition, together with the upturn in the price of some raw materials.

The Telecommunications Division, which includes copper and fiber optics telephone cable and design and installation of telephone networks and of radio centrals for cellular phones, showed an important recovery versus 2002, especially during the second half of the year.

The Construction and Power Division benefited from the dynamism observed in the development of social interest housing, combined with the reactivation of some heavy-construction and power projects. The above resulted in an important growth in the volumes sold by this division.

In October, Condumex announced that its subsidiary, Swecomex, would enter the Oil Platform construction business; the above represents a new business in a strategic sector for Grupo Carso. To carry out the above, Swecomex purchased 2 construction yards, located on the banks of the Panuco River in Veracruz. So far, Condumex has obtained agreements to construct three platforms, with scheduled deliveries in the second half of 2004 and the first semester of 2005; together, the three platforms represent income of around US$116 billion.

The automotive division showed mixed results, with growth in auto parts and electronic components, and a lower volume of harnesses, in comparison with 2002. As announced, a new automotive jacket plan, the result of a strategic alliance with Dana Corp., started operations during the third quarter of 2003.

Capital investments made during the year reached approximately US$68 million dollars, used primarily for the new automotive jacket plant, the platform construction yard, and the acquisition of machinery and equipment for the manufacturing of new cables.


01
02
03

SALES (Million pesos)


01
02
03

OPERATING MARGIN %


01
02
03

EBITDA MARGIN %

↑ 8.6%

CODUMEX'S ANNUAL SALES GROWTH



NACOBRE

Added value for the construction Industry

Annual sales of Nacobre amounted to MX$5,048 million with an increase in real terms of 7.8 percent versus 2002. Operating profit was MX$362 million, with a sales margin of 6.6 percent, 290 base points lower than that recorded in 2002. Operating flow (EBITDA) reached MX$583 million, with a 15 percent reduction versus the amount reached in 2002. Operating results were affected by a highly-competitive environment, which prevented the upturn in the cost of raw material and the peso devaluation from affecting prices at the same speed.

The Copper division reported a decrease in volumes of 0.7 percent, while sales grew 6.2 percent versus those of year 2002. This division's operating margin was reduced by 330 base points, as a result of the excess supply seen in the domestic market, which prevented an upturn in the international price of copper and the peso depreciation from being reflected in the sales prices of the products of this division with the same speed with which they took place.



Sales
(Million pesos)



Operating margin
(%)



Nacobre's Aluminum division had a decrease in volume of 5.4 percent in 2003, although sales grew 5.8 percent, as a result of a better sales mix and an increase in the price of aluminum. This division's operating margin shrunk 330 base points versus that of 2002, given the high cost of electrical power consumption, which led the company to make the decision of ultimately closing the aluminum refinery that it operated in its Almexa Aluminio plant located in Veracruz. To carry out the above, a special debit was made against results amounting to approximately US$30 million, net of income tax. Closing this plant will have an effect in this division's margin recovery.

The Plastic division had a volume growth of 9.8 percent in 2003, while sales were 23.7 percent greater than those of 2002. This division's operating margin grew 40 base points versus that reached in 2002. The price recovery of resin, as well as the increasing usage of plastics in the construction industry, allowed the important recovery of this Nacobre division. During 2003, Nacobre made capital investments of around US$13.6 million, which were used primarily for new products and to increase capacity.


01
02
03
EBITDA %
Margin


7.8%
SALES GROWTH

PORCELANITE

Interior Design and quality

During 2003, Porcelanite strengthened its position as the leading manufacturer of ceramic floors and coatings in Mexico, where it maintains a market share greater than 40 percent. Real prices showed a slight recovery in 2003, as Porcelanite increased its prices in the months of April and October, by around 5 percent each time, which together with a good product development and presentation strategy, allowed a slight price recovery, in real terms, despite the strong pressure exercised by the competition, domestic and international, mainly from products coming from Spain, which according to the information published by the Ministry of Economy, enter Mexico in a large amount (44 percent of total imports) in price discrimination (dumping) conditions.

Porcelanite's sales in 2003 were of MX$3,248.8 million, with a growth of 9.1 percent, in comparison with those of the previous year; the important activity in the housing construction industry allowed for the growth in volumes sold both to housing developers, as well as the market represented by remodeling work.

Operating profit amounted to MX$728.2 million, with an increase of 30.5 percent and a sales margin of 370 base points greater than that of 2002. Operating flow (EBITDA) reached MX$1,041.2 million, with a growth of 21.4 percent; the EBITDA margin was 32.0 percent, 330 base points greater than that of 2002. A greater sales mix and less promotional activity given market demand allowed an important recovery in Porcelanite's operating results.

The adhesive product line, which manufactures Technokolla, subsidiary of Porcelanite Holding, has consistently increased its volumes and continues to improve its image and market share.

Porcelanite made capital investments in 2003 for US$5.6 million, which were used to purchase machinery.


01
02
03
01
02
03
01
02
03

SALES (Million pesos)	OPERATING MARGIN %	EBITDA MARGIN %

↑30.5%

Increase in Operating Profit



↑ 6.9%

EBITDA GROWTH FOR FERROSUR


4408
4408

FRISCO

Maintaining operating stability


3,000
2,500
2,000
1,500
1,000
500
0
01
02
03


01
02
03


01
02
03

SALES (Million pesos)	OPERATING MARGIN %	EBITDA MARGIN %



The consolidated sales of Frisco amounted to MX$3,128 million, with an increase of 13.6 percent versus 2002. Operating profit, however, decreased 12.9 percent versus 2003, reaching MX$355 million. Operating flow (EBITDA) amounted to MX$722 million, and was 5.12 percent greater than that obtained in the previous year. This is the result of a stable operation in the railroad division, which had greater operating expenses than the mining one, and lower sales in the chemical division.

Ferrosur had sales of MX$1,971 million, with an increase of 5.5 percent in comparison with those of 2002; this growth was due mainly to the fact that volumes transported during 2003 grew 6 percent versus 2002. The sectors that showed greater growth were the industrial and intermodal one, and a moderate activity in other industries—such as agriculture, mining, etc.—was sustained. Operating profit grew 2.7 percent, as the high diesel prices of the first half of the year impacted this company's operating expenses; however, during the second semester, fuel prices dropped and operating margins recovered.

Frisco's mining division had sales of MX$609 million, 131.1 percent greater than those of 2002. This increase is due to an upturn in the mill levels obtained in Minera Tayahua, which, in turn, are the result of the temporary closing of this mine in September of 2002, and an increase in installed capacity that took place during that year. Additionally, the results of this division were benefited by the upturn in the price of minerals observed during the year. During May, a new copper mine, Mineria Maria, started operations, which contribution to the sales of this division will increase as the project matures.

Quimica Fluor reported sales of MX$548 million, 11.8 percent lower than those recorded in the previous year. The volume sold was reduced 21.2 percent. However, the lower demand of fluorihydric acid was partially compensated by a slight recovery in the prices of this product.

During 2003, capital investments of around US$15.7 million were made, which resources were used mainly to conclude the installation of the new copper mine, to expand the Tayahua mine, and to improve the Ferrosur facilities.

CIGATAM

Kept its market leadership position

Cigatam, Grupo Carso's subsidiary at a rate of 50.01 percent, is the cigarette manufacturing company that sells all of its production to Phillip Morris Mexico, Grupo Carso's affiliated company at a rate of 49.99 percent and in charge of product merchandising.

Grupo Carso consolidates Cigatam's results at 100 percent.

During 2003, Cigatam kept its position as market leader, focusing on the high-price and low-price segments. While industry volumes decreased by 1.6% during the year, Cigatam kept its market share at 59.4 percent, the same level as the previous year. Marlboro is still the leading brand in the Mexican market, with a market share growth during the year of 90 base points, obtaining a market share of more than 44 percent.



01
02
03



01
02
03



01
02
03

SALES (Million pesos)	OPERATING MARGIN %	EBITDA MARGIN %



↑ 0.9%
POSITION IN THE MARKET WENT UP
mercado de Marlboro
Marlboro

GRUPO SANBORNS

National presence and diversity in commercial formats

During 2003, consumption was somewhat weak; on the one hand, interest rates were stable at levels that could be attractive; however, a lower than expected economic growth and the high level of unemployment contributed to increasing the consumer's lack of confidence; the above made it necessary to have greater promotional activity in order to stimulate consumption.

Annual sales of Grupo Sanborns were MX$19,080 million with a growth of 2.9 percent in comparison with the previous year. Operating profit reached MX$2,977 million, with a growth of 1.0 percent, operating margin was 15.6 percent, with a decrease of 30 base points regarding 2002. Operating flow (EBITDA) reached MX$3,569 million during the year, with an increase of 0.7 percent versus 2002. EBITDA margin was 18.7 percent, which resulted in 40 base points under the 2002 margin. The increase in promotional activity required to stimulate consumption contributed to the slight upturn in sales, but also caused a decrease in operating results.

In order to strengthen its position in the segments in which it participates, Grupo Sanborns purchased in 2003 the six departmental stores that the JC Penny chain operated in Mexico. Temporarily, these stores will continue using the JC Penny brand until the third quarter of 2004, period when the transition term covering the purchase agreement expires.

Grupo Sanborns continued with its organic growth plan, opening up new units with the different formats it operates in carefully chosen shopping centers. During 2003, Grupo Sanborns continued its expansion of its main formats, with an emphasis on locating its new units.

Grupo Sanborns strengthened its financial structure during 2003. At year end, the company had a total debt of MX$4,641 million pesos, which it reduced by MX$909 million during the year. The net debt was reduced by MX$906 million, closing at the end of 2003 at MX$4,210 million.

During the year, Grupo Sanborns made capital investments amounting to 85 million dollars, which mainly cover the opening of new sales points, as well as the purchases made during the year.

SALES SHARE

(porcentaje)

Sears	49.1
Sanborns	38.9
Tiendas de Música	7.6
El Globo	4.5



Grupo Sanborns

SANBORNS
SANBORNS CAFÉ

SEARS

EL GLOBO

MIXUP
TIENDAS DE MÚSICA



↑18.7%

margen EBITDA similar al del año anterior.


01
02
03
01
02
03
01
02
03

EBITDA MARGIN SIMILAR TO PREVIOUS YEAR	SALES (Million pesos)	OPERATING MARGIN %	EBITDA MARGIN %

SANBORNS and SANBORNS CAFÉ

Three Generations

Total sales of Sanborns and Sanborns Café (Coffee Shops) amounted to 7,406 million pesos, 5.9% above those registered during the previous year. Sales in their site stores increased 2.3% during the year. The exploitation profit reached 727 million pesos, that is, it grew 0.3% by comparison with 2002. The operational margin diminished 60 base points by comparison with the previous year. The operational flow was 944 million pesos, that is, 0.9% under that experienced during 2002, and it had a margin above sales of 12.8%; all this resulted in 80 base points less than those obtained a year before.

During 2003, Sanborns continued the renewal of inventories, thus offering its clients modern products capable of innovating solutions to their needs. The above has been useful to keep a high level of consumer traffic within the stores, which reflects in the growth of total sales, and the same stores.

The reduction observed in the operational margins is a consequence of a greater share of sales realized in departments with less marginal contribution.

Sanborns continued to expand its amount of cardholders, reporting at the closing of 2003 and increase of 17.6% in the number of active accounts.

Over year 2003, 5 Sanborns Hermanos stores were opened, thus at the end of the year there were 126 stores, also, 34 Sanborns Café were in operation, for two were opened over the year and one of this kind closed.



01
02
03



01
02
03



01
02
03

SALES (Million pesos)	OPERATING MARGIN %	EBITDA MARGIN %


crecieron las ventas combinadas



SEARS

Keeping its expansion and profitability plan


01
02
03

SALES
(Million pesos)


01
02
03

OPERATING MARGIN %


01
02
03

EBITDA MARGIN %

↑ 10%

Increase in active accounts


LANCÔME
NUEVO
Multi
Activa
Noche

The department stores sector experienced much competition ,during year 2003. This combined with the weakness of consumption observed in 2003, obliged its main participants to increase promotional activities to keep their sales level.

Sears maintained a stable operation during the year; their total sales amounted to 9,350 million pesos during the year and showed a 1.4% increase as compared to the previous year results. Sales in the same stores remained stable by comparison to 2002. The operation profit decreased 0.7% and became of 1,687 million pesos, while the operation flow was 1,936 million pesos, with a decrease of 0.5%. The reduction in the operational results is a consequence of a greater promotional activity that was useful to partially compensate for the more competitive market conditions in the presence of weaker consumption.

The Sears credit card remained as an important sales instrument for this chain of stores. By the end of the year the number active accounts was 879,389, which is 10.0% grater than that of the previous of year; the credit portfolio was worth 4,483 million pesos at closing year 2003 while the level of due portfolio remained low and stable during the whole year, closing at 1.6%. During 2003, about 59.1% of Sears' total sales were made with Sears own Credit Card.

Over the year, 2 Sears stores were renewed while three new Sears stores were opened, two of them located at Mexico City (Centro Histórico and World Trade Center), and the third in the City of Culiacan, Sinaloa.

MIXUP

Diversity in Music and Entertainment


01
02
03
01
02
03

OPERATING MARGIN % | EBITDA MARGIN %


Mixup

EL GLOBO

Organization growth All over the Country


01
02
03
01
02
03

OPERATING MARGIN % | EBITDA MARGIN %

Music Stores

Over year 2003 the music store division of Grupo Sanborns strengthened its position as the store offering the greatest and more varied music merchandise in the country, which is now complemented with a more and more broad range of entertainment products among which stand out films and videogames.

The above pushed total sales of this division up; these amounted to 1,446 million pesos in 2003, growing 3.8% in real terms and, in the same stores, sales increased 4.0% when compared with 2002.

Operation profit increased 6.0% while EBITDA showed a 5.9% growth in real terms during the year.
Within the first semester of 2003, the three stores operating under the Feria del Disco (Disk Fair) scheme were closed. This allowed this division to

focus in schemes where products are commercialized with a greater aggregated value. By year's end this division operated 64 stores under the Mixup, No Problem, Tower Records and Discolandia schemes.



Bakeries Administrator and Controller

During year 2003, this subsidiary mainly represented by the El Globo chain had sales of 848 million pesos, showing a 4.4% growth against the previous year. The operation profit amounted to 130 million pesos increasing 29.2% during the period. The operational margin, EBITDA reached 174 million pesos, growing 18.8% during 2003. The increase in operation results is a consequence of the construction of a new plant substituting all previous ones, thus, results for this year are not comparable with those obtained the previous year.

2003 was a year of important growth for the Bakeries Administrator and Controller for in addition to her opening 13 new sales spots, on the third quarter of the year it announced the acquisition of Pastelerías Monterrey. This includes 2 plants and thirteen sales spots located at Monterrey, Nuevo Leon and Saltillo, Coahuila. This acquisition will allow us to introduce El Globo at the Country's Northern region, thanks to the work that the plant bought may develop. By the end of 2003, Bakeries Administrator and Controller had 157 sales spots distributed around the country.

Board of Directors

Proprietor Member	Position**	No. of years as Director*	Type of Member**
CARLOS SLIM HELU	Honorary President – Grupo Carso	Fourteen	Equity Related
CARLOS SLIM DOMIT	President of Grupo Carso	Fourteen	Equity Related
ANTONIO COSIO ARIÑO	CEO – Cia. Industrial de Tepeji del Rio	Twelve	Independent
JAIME CHICO PARDO	Vice-president and CEO – Telefonos de Mexico	Fourteen	Related
ARTURO ELIAS AYUB	Director of Strategic Alliances, Communication and Institutional Relations – Telefonos de Mexico	Six	Related
CALUDIO X. GONZALEZ LAPORTE	Chairman – Kimberly Clark de Mexico	Fourteen	Independent
RAFAEL MOISES KALACH MIZRAHI	Chairman and CEO – Grupo Kaltex	Ten	Independent
JOSE KURI HARFUSH	Chairman– Janel	Fourteen	Independent
JUAN ANTONIO PEREZ SIMON	Chairman – Sanborns Hermanos Vice-president – Telefonos de Mexico	Fourteen	Independent
BERNANRDO QUINTANA ISAAC	Chairman – Ingenieros Civiles Asociados (ICA)	Twelve	Independent
AGUSTIN SANTAMARINA VAZQUEZ	Advisory – Santamarina y Steta	Fourteen	Independent
PATRICK SLIM DOMIT	Vice-president – Grupo Carso	Eight	Equity Related
	President – Ferrosur		
Substitute Members			
MARCO ANTONIO SLIM DOMIT	President – Grupo Financiero Inbursa	Fourteen	Equity Related
DANIEL HAJJ ABOUMRAD	CEO – America Movil	Nine	Related
ANTONIO COSIO PANDO	CEO – Cia. Industrial de Tepeji del Rio	Two	Independent
FERNANDO G. CHICO PARDO	CEO – Promecap, S.C.	Fourteen	Independent
EDUARDO VALDES ACRA	CEO – Inversora Bursatil	Ten	Independent
DAVID IBARRA MUÑOZ	CEO David Ibarra Muñoz Firm	Two	Independent
ALEJANDRO ABOUMRAD GABRIEL	Chairman– Porcelanite	Fourteen	Independent
IGNACIO COBO GONZALEZ	Chairman– Grupo Calinda	Two	Independent
MAXIMILIANO BECKER ARREOLA	CEO – Cigatam	Fourteen	Independent
CARLOS HAJJ ABOUMRAD	CEO – Artes Graficas Unidas / Galas de Mexico	Six	Independent
ALFONSO SALEM SLIM	CEO – Hoteles Calinda / PC Construcciones	Three	Independent
HUMBERTO GUTIERREZ OLVERA ZUBIZARRETA	CEO – Grupo Carso / Condumex	Fourteen	Related
Examiner			
ENRIQUE GERMAN OSORNO HEINZE	Partner – Pricewaterhouse Coopers	One	
Secretary			
SERGIO MEDINA NORIEGA	Secretary of the Board of Telefonos de Mexico	Fourteen	
Treasurer			
QUINTIN H. BOTAS HERNANDEZ	Director of Controllership Grupo Condumex	Two	

* Seniority of directors was taken into account as of fiscal year 1990, date in which Grupo Carso, S.A. de C.V. shares were listed in the stock market.
** Based on director's information.

REPORT OF THE AUDIT, FINANCE AND PLANNING COMMITTEE

Mexico, D. F., March 23, 2004

Honorable Board of Directors

In compliance with the stipulations set forth by the Law of the Securities Market, the general statutes applicable to the issuers of securities and to other participants in the securities market, issued by the National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores) and with the recommendations set forth in the Code for Best Corporate Practices (Código de Mejores Prácticas Corporativas) we wish to inform this Board of our activities during the fiscal year 2003.

AUDIT

In regard to our auditing functions, we reviewed the Corporation's accounting policies, procedures and methods, as well as the financial information prepared for and presented to the Mexican Stock Exchange and the National Banking and Securities Commission, supporting ourselves on the company's internal auditing areas as well as on the external auditors, and as a result of this revision: a) we do not think it is convenient at this time to submit to the board of directors any change regarding said accounting policies, and b) we made certain that the intermediate public financial information was prepared according to the same principles, criteria and accounting practices with which the annual information will be prepared.

With reference to the external auditors, in addition to supervising their performance, we made certain that: a) the partner of the external auditing company that expressed an opinion about the corporation, has been in that position for at least the past 6 years: b) the individual who signed the opinion regarding the audited financial statements of Grupo Carso, S.A. de C.V. is a different person from the Corporation's examiner, and c) the fees of the external auditors are adequate and represent a percentage that is below 20% of its total income.

The internal audit areas permanently oversee the compliance within Grupo Carso, S.A. de C.V. with the internal control statutes. These internal audit areas review and supervise, as the case may be, that any deviations they may have detected and reported be adequately corrected in a timely fashion. For their part, the external auditors are entrusted with the preparation of an analysis and evaluation of the company's internal control and presentation of a report about this committee. As of this date, they have not requested that any significant correction be made. Due to the aforementioned, we may conclude that the internal control system of Grupo Carso, S.A. de C.V. fulfills the principles of effectiveness for which it was created.

Likewise, we verified that the corporation has controls that allow us to determine whether it complies with the regulations pertinent to it, and that the internal auditors as well as the legal area of the corporation review them, at least once a year, to ensure that the corporation complies with these regulations. There has been no comment in this regard nor any adverse change in the corporation's legal status, therefore was no report to this effect periodically presented to the board of directors.

Finally, we reviewed the financial statements of Grupo Carso S.A. de C.V. and subsidiaries, as of December 31st, 2003, and agree with their content.

FINANCING AND PLANNING

Regarding the functions of financing and planning for fiscal year 2003, Grupo Carso, S.A. de C.V. and some of its subsidiaries made important investments, the financing of which was done according to the medium and long term strategic plan of the Group, having periodically assessed that the strategic position of the corporation be in accordance with said strategic plan, ensuring a full coherence between both of them.

On the other hand, and in a timely fashion, we reviewed and assessed the budget for the fiscal year 2004, as well as the financial projections which were taken into account for their elaboration. These include the main investments and financing transactions of the corporation, which we consider to be feasible and congruent with its investment and financing policies as well as its strategic outlook.

We present this activity report, outlining the activities carried out within the scope of our authority as an intermediate agency offering support to the board of directors, with basis on information furnished by the administration of Grupo Carso, S.A. de C.V., as well as by the external auditors.

Lic. José Kuri Harfush
Chairman

Ing. Antonio Cosío Ariño

Ing. Claudio X. González Laporte

C.P. Rafael Moisés Kalach Mizhari

C.P. Juan Antonio Pérez Simón

Ing. Bernardo Quintana Isaac

EVALUATION AND COMPENSATION COMMITTEE REPORT

México, D.F., February 16, 2004

Honorable Board of Directors

In compliance with the general statues applicable to the issuers of securities, as well as to other participants in the securities market, issued by the National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores), as well as in the recommendations set forth in the Code for Best Corporate Practices (Código de Mejores Prácticas Corporativas), we wish to inform this Board of our activities during the fiscal year 2003.

We ascertained, with basis on the information furnished to us by the corporation's administration, that during the fiscal year 2003, Grupo Carso, S.A. de C.V. did not hire any high level officer; we also ascertained that the criteria utilized in the evaluation of the performance of the director general and that of the possible payments to be made to him in case of his removal, would comply with the rules approved by the board of directors of the corporation, deciding that it was not necessary to make any changes in this respect.

On the other hand, in view of the fact that the corporation has not foreseen giving out any remuneration packages to the members of the board and officers of the corporation, there is no structure or policy in place to determine such a package, for which reason we did not perform any activities in this respect.

We present this activity report, outlining the activities that were carried out within the scope of our authority as an intermediate agency offering support to the board of directors, with basis on information furnished by the administration of the corporation and by the board of directors, itself.

Lic. Carlos Slim Domit
Chairman

Ing. Jaime Chico Pardo

Lic. Agustin Santamarina Vázquez

EXTERNAL AUDITORS' EXPERT OPINION

México, D.F., March 1, 2004

To Grupo Carso, S.A. de C.V. and Subsidiaries

Shareholders Meeting

We have examined the consolidated general balance sheets of Grupo Carso, S.A. de C.V. and subsidiaries (Grupo Carso) as of December 31st 2003 and 2002, and the consolidated statements of results, the variations in assets and changes in financial status, pertinent to the corporation for the years ending on the above mentioned dates. Said financial statements are the responsibility of the Group's Administration. Our responsibility consists in expressing an opinion regarding these financial statements with basis on our audits. The financial statements of some subsidiaries which assets represent 28% and 37% and income of 30% and 37% of the consolidated total amounts as of December 31st, 2003 and 2002, respectively, were examined by different public accountants, and our opinion as to the amounts included by the subsidiaries, is solely based on the opinion of said public accountants.

Our examinations were carried out in accordance with generally accepted accounting principles, which require that the audit be planned and carried out in such a manner that a reasonable assurance can be obtained that the financial statements do not contain important errors, and that they have been prepared in accordance with generally accepted accounting principles. The audit consists in the examination, with basis on selective proofs, of the evidence that supports the numbers and information in the financial statements; likewise, it includes the evaluation of the accounting principles that have been used, of the significant estimates made by the Administration and of the presentation of the financial statements taken as a whole. We consider that our examinations furnish a reasonable basis for upholding our opinion.

In our opinion, based on our examination and on the opinion of other public accountants, to whom reference is made in the first paragraph, the aforementioned consolidated financial statements reasonably present, in all important aspects, the financial status of Grupo Carso, S.A. de C.V. and subsidiaries, as of December 31st, 2003 and 2002, and the results of its operations, the variations in its assets and the changes in its financial status for the years ending on the above mentioned dates, in accordance with generally accepted accounting principles.

PricewaterhouseCoopers

C.P. Alfredo M. Bolio y Lope
Audit Partner

EXAMINER'S REPORT

Mexico, D.F., March 1, 2004

To Grupo Carso, S.A. de C.V.

Shareholders Meeting

In my capacity as Examiner and in compliance with the statutes set forth in Article 166 of the General Statute for Business Associations, as well as the statutes of the Corporation, I submit my report regarding the truthfulness, sufficiency and reasonability of the individual financial information prepared by and under the responsibility of the Administration of the Corporation, as an independent legal entity, and which has been presented to you by the Board of Directors, in regard to the operation of the Corporation, for the year ending December 31st, 2003.

I have attended the Shareholders Meetings, as well as the meetings of the Board of Directors to which I have been convoked, and I have obtained information from the directors and administrators in regard to the operations, documentation, and registrations that I deemed needed to be analyzed. My review has been carried out in accordance with generally accepted auditing standards.

In my opinion, the criteria and accounting policies and financial information followed by the Corporation and taken into account by the administrators for the preparation of the individual financial information presented by them to this Meeting, are adequate and sufficient and were applied in a manner which is consistent with the previous year; therefore, said information reflects in a truthful, reasonable and sufficient manner the individual financial status of Grupo Carso, S.A. de C.V., as an independent, legal entity, as of December 31st, 2003, the individual results of its operation, the variations in its individual assets and the changes in its individual financial status for the year ending on the above mentioned date, in accordance with generally accepted accounting principles..

C.P. Enrique Germán Osorno Heinz
Examiner